SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Leap Wireless International, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock
(Title of Class of Securities)
521863308
(CUSIP Number of Class of Securities (Underlying Common Stock))
S. Douglas Hutcheson
President and Chief Executive Officer
5887 Copley Drive
San Diego, California 92111
(858) 882-6000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Calculation of Filing Fee

Transaction valuation	Amount of filing fee*

N/A	N/A
* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 12. Exhibits.

Attached are (i) the definitive proxy statement (the “Definitive Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) on June 28, 2011 by Leap Wireless International, Inc. (“Leap”) relating to its Annual Meeting of Stockholders to be held on July 28, 2011 (the “Annual Meeting”), and (ii) the revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) filed with the SEC on June 27, 2011 by Leap relating to the Annual Meeting, both of which contain a proposal to be submitted to Leap’s stockholders to approve a stock option exchange program for employees other than Leap’s executive officers and directors (the “Option Exchange Program”). The Definitive Proxy Statement and Revised Preliminary Proxy Statement attached as exhibits to this Schedule TO do not constitute an offer to holders of Leap’s outstanding stock options to exchange those options.
Leap has not commenced the Option Exchange Program. Whether the Option Exchange Program commences is conditioned upon stockholder approval. Upon commencement of the Option Exchange Program, Leap will file a tender offer statement on Schedule TO and related exhibits and documents with the SEC, which should be read by all of Leap’s employees holding options that are eligible to participate in the exchange.
In connection with the Annual Meeting, Leap mailed the Definitive Proxy Statement to stockholders. In addition, Leap files annual, quarterly and special reports, proxy and information statements and other information with the SEC. You are urged to read the Definitive Proxy Statement, and other information because they contain important information about Leap and the proposals to be presented at the Annual Meeting. These documents are available free of charge at the SEC’s website at www.sec.gov or from Leap at www.leapwireless.com. The contents of the websites referenced herein are not deemed to be incorporated by reference into the Definitive Proxy Statement or the Revised Preliminary Proxy Statement.
Leap and its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Leap in connection with the election of directors and other matters to be proposed at the Annual Meeting. Information regarding the interests, if any, of these directors, executive officers and specified employees is included in the Definitive Proxy Statement filed by Leap with the SEC.
Item 12. Exhibits.

Exhibit
Number	Description
99.1	Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders (filed with the SEC on June 28, 2011 and incorporated herein by reference)
99.2	Revised Preliminary Proxy Statement for the 2011 Annual Meeting of Stockholders (filed with the SEC on June 27, 2011 and incorporated herein by reference)